Exhibit 99.1

Weibo Reports Second Quarter 2019 Unaudited Financial Results

BEIJING, China —August 19, 2019 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

“Weibo delivered strong user performance this quarter.” said Gaofei Wang, CEO of Weibo. “We are delighted to see a notable acceleration in user growth from prior quarter and robust user engagement trends, underpinned by our strengthened social network effect as well as the consistent efforts in user product upgrade and optimization. On monetization, we continued to showcase unique value proposition to advertisers, leveraging the ongoing ad product evolution to mobile, social and video,” said Mr. Wang.

Second Quarter 2019 Highlights

•                  Net revenues increased 1% year-over-year to $431.8 million, representing an increase of 7% on a constant currency basis [1].

•                  Advertising and marketing revenues were $370.7 million, flattish year-over-year.

•                  Value-added service (“VAS”) revenues increased 8% year-over-year to $61.2 million.

•                  Net income attributable to Weibo was $103.0 million, compared to $140.9 for the same period last year, and diluted net income per share was $0.46, compared to $0.62 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $156.4 million, and non-GAAP diluted net income per share was $0.68, both flat year-over-year.

•                  Monthly active users (“MAUs”) were 486 million in June 2019, a net addition of approximately 55 million users year-over-year. Mobile MAUs represented approximately 94% of MAUs.

•                  Average daily active users (“DAUs”) were 211 million in June 2019, a net addition of approximately 21 million users year-over-year.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the second quarter of 2019 had been the same as it was in the second quarter of 2018, or RMB6.40=US$1.00.

Second Quarter 2019 Financial Results

For the second quarter of 2019, Weibo’s total net revenues were $431.8 million, an increase of 1% compared to $426.6 million for the same period last year.

Advertising and marketing revenues for the second quarter of 2019 were $370.7 million, compared to $369.9 million for the same period last year. Advertising and marketing revenues from small & medium-sized enterprises (“SMEs”) and key accounts (“KAs”) were $346.5 million, representing an increase of 2% compared to $338.7 million for same period last year.

VAS revenues for the second quarter of 2019 were $61.2 million, an increase of 8% year-over-year compared to $56.6 million for the same period last year. The increase was mainly attributable to the revenues derived from the live streaming business acquired in the fourth quarter of 2018, and was partially offset by the decrease in gaming revenues.

Costs and expenses for the second quarter of 2019 totaled $280.6 million, compared to $271.7 million for the same period last year. Non-GAAP costs and expenses were $265.6 million, compared to $259.3 million for the same period last year.

Income from operations for the second quarter of 2019 was $151.3 million, compared to $154.9 million for the same period last year. Non-GAAP income from operations was $166.2 million, compared to $167.3 million for the same period last year.

Non-operating loss for the second quarter of 2019 was $24.0 million, compared to an income of $10.9 million for the same period last year. Non-operating loss for the second quarter of 2019 included investment related impairment of $31.7 million, which is excluded under non-GAAP measures.

Income tax expenses for the second quarter were $26.1million, compared to $25.1 million for the same period last year.

Net income attributable to Weibo for the second quarter of 2019 was $103.0 million, compared to $140.9 million for the same period last year. Diluted net income per share attributable to Weibo for the second quarter of 2019 was $0.46, compared to $0.62 for the same period last year. Non-GAAP net income attributable to Weibo for the second quarter of 2019 was $156.4 million, compared to $156.1 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the second quarter of 2019 was $0.68, compared to $0.68 for the same period last year.

As of June 30, 2019, Weibo’s cash, cash equivalents and short-term investments totaled $1.56 billion. For the second quarter of 2019, cash provided by operating activities was $132.8 million, capital expenditures totaled $3.2 million, and depreciation and amortization expenses amounted to $6.7 million.

Other Development

On July 5, 2019, the Company completed the offering of US$800 million in aggregate principal amount of senior notes due 2024 (the “Notes”). The Notes were issued at par value and bear annual interest at a rate of 3.500% per year, payable semiannually in arrears on January 5 and July 5 of each year, beginning on January 5, 2020. The Notes will mature on July 5, 2024, unless previously repurchased or redeemed in accordance with their terms prior to maturity.

Business Outlook

For the third quarter of 2019, Weibo estimates its net revenues to increase 6% year-over-year to 9% year over year on a constant currency basis. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 7AM — 8AM Eastern Time on August 19, 2019 (or 7PM — 8PM Beijing Time on August 19, 2019) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com.

The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China:  400-620-8038

International:  +65 6713-5090

Passcode for all regions: 7349347

A replay of the conference call will be available from 22:00 China Standard Time on August 19, 2019 to 21:59 China Standard Time on August 27, 2019. The dial-in number is +61 2-8199-0299. The passcode for the replay is 7349347.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2019	2018	2019	2019	2018

Net revenues:
Advertising and marketing	$370,660	$369,942	$341,141	$711,801	$672,891
Value-added service	61,176	56,647	58,036	119,212	103,581
Net revenues	431,836	426,589	399,177	831,013	776,472

Costs and expenses:
Cost of revenues (1)	81,972	61,790	82,817	164,789	124,692
Sales and marketing (1)	106,405	139,977	106,151	212,556	245,840
Product development (1)	70,368	60,613	69,853	140,221	121,136
General and administrative (1)	21,825	9,313	17,287	39,112	20,529
Total costs and expenses	280,570	271,693	276,108	556,678	512,197
Income from operations	151,266	154,896	123,069	274,335	264,275

Non-operating income (loss):

Impairment on, gain/loss on sale of and fair value change of investments, net	(41,954)	(1,535)	37,797	(4,157)	(3,034)
Interest and other income , net	17,999	12,481	10,781	28,780	21,609
	(23,955)	10,946	48,578	24,623	18,575

Income before income tax expenses	127,311	165,842	171,647	298,958	282,850
Income tax expenses	(26,073)	(25,148)	(21,073)	(47,146)	(43,445)

Net income	101,238	140,694	150,574	251,812	239,405

Less: Net income (loss) attributable to non-controlling interests	(1,758)	(220)	132	(1,626)	(594)

Net income attributable to Weibo	$102,996	$140,914	$150,442	$253,438	$239,999

Basic net income per share attributable to Weibo	$0.46	$0.63	$0.67	$1.13	$1.08
Diluted net income per share attributable to Weibo	$0.46	$0.62	$0.66	$1.12	$1.06

Shares used in computing basic net income per share attributable to Weibo	225,262	223,542	224,924	225,094	223,224
Shares used in computing diluted net income per share attributable to Weibo	226,277	232,768	232,894	226,210	225,995

(1) Stock-based compensation in each category:
Cost of revenues	$1,118	$1,445	$1,112	$2,230	$2,456
Sales and marketing	2,129	2,831	2,039	4,168	4,799
Product development	6,618	6,064	6,058	12,676	11,115
General and administrative	4,269	1,908	3,686	7,955	4,892

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,	December 31,
	2019	2018

Assets
Current assets:

Cash and cash equivalents	$961,340	$1,234,596
Short-term investments	598,466	591,269
Accounts receivable, net	465,635	369,093
Prepaid expenses and other current assets	285,937	168,821
Amount due from SINA(1)	328,692	105,319
Current assets subtotal	2,640,070	2,469,098

Property and equipment, net	43,672	45,623
Goodwill and intangible assets, net	48,851	50,449
Long-term investments	907,181	694,586
Other assets(2)	28,362	14,926
Total assets	$3,668,136	$3,274,682

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$133,251	$123,730
Accrued expenses and other current liabilities(2)	412,979	317,437
Deferred revenues	121,438	99,994
Income tax payable	69,418	88,683
Current liabilities subtotal	737,086	629,844

Long-term liabilities:
Convertible debt	886,195	884,123
Other long-term liabilities(2)	20,672	12,577
Total liabilities	1,643,953	1,526,544

Shareholders’ equity :
Weibo shareholders’ equity	2,025,404	1,745,459
Non-controlling interests	(1,221)	2,679
Total shareholders’ equity	2,024,183	1,748,138

Total liabilities and shareholders’ equity	$3,668,136	$3,274,682

(1) Included short-term loans to SINA of $235.0 million as of June 30, 2019 and $43.6 million as of December 31, 2018.

(2) The Company adopted the new leasing guidance (ASU 2016-2) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period. The adoption of new leasing guidance resulted in recognition of $13.0 million of right-of-use asset and a total of $13.7 million of leasing liability as of June 30, 2019.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	June 30, 2019					June 30, 2018						March 31, 2019
				Non-GAAP						Non-GAAP						Non-GAAP
	Actual	Adjustments		Results		Actual		Adjustments		Results		Actual		Adjustments		Results

Advertising and marketing	$370,660			$370,660		$369,942				$369,942		$341,141				$341,141
Value-added service	61,176			61,176		56,647				56,647		58,036				58,036
Net revenues	$431,836			$431,836		$426,589				$426,589		$399,177				$399,177

		(14,134	)(a)					(12,248	)(a)					(12,895	)(a)
		(849	)(b)					(164	)(b)					(860	)(b)
Total costs and expenses	$280,570	$(14,983)		$265,587		$271,693		$(12,412)		$259,281		$276,108		$(13,755)		$262,353

		14,134	(a)					12,248	(a)					12,895	(a)
		849	(b)					164	(b)					860	(b)
Income from operations	$151,266	$14,983		$166,249		$154,896		$12,412		$167,308		$123,069		$13,755		$136,824

		14,134	(a)											12,895	(a)
		849	(b)					12,248	(a)					860	(b)
		41,954	(c)					164	(b)					(37,797	)(c)
		(2,820	)(d)					1,535	(c)					1,249	(d)
		(1,588	)(e)					277	(e)					(45	)(e)
		(127	)(f)					(41	)(f)					(126	)(f)
		1,037	(g)					1,035	(g)					1,035	(g)
Net income attributable to Weibo	$102,996	$53,439		$156,435		$140,914		$15,218		$156,132		$150,442		$(21,929)		$128,513

Diluted net income per share attributable to Weibo	$0.46			$0.68	*	$0.62	*			$0.68	*	$0.66	*			$0.56	*

Shares used in computing diluted net income per share attributable to Weibo	226,277	6,754	(h)	233,031		232,768				232,768		232,894				232,894

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$156,435						$156,132						$128,513
Interest income,net				(15,648)						(12,604)						(14,208)
Income tax expenses				26,200						25,189						21,199
Depreciation expenses				5,891						4,626						5,305
Adjusted EBITDA				$172,878						$173,343						$140,809

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Six months ended
	June 30, 2019					June 30, 2018
				Non-GAAP					Non-GAAP
	Actual	Adjustments		Results		Actual	Adjustments		Results

Advertising and marketing	$711,801			$711,801		$672,891			$672,891
Value-added service	119,212			119,212		103,581			103,581
Net revenues	$831,013			$831,013		$776,472			$776,472

		(27,029	)(a)				(23,262	)(a)
		(1,709	)(b)				(333	)(b)
Total costs and expenses	$556,678	$(28,738)		$527,940		$512,197	$(23,595)		$488,602

		27,029	(a)				23,262	(a)
		1,709	(b)				333	(b)
Income from operations	$274,335	$28,738		$303,073		$264,275	$23,595		$287,870

		27,029	(a)
		1,709	(b)				23,262	(a)
		4,157	(c)				333	(b)
		(1,571	)(d)				3,034	(c)
		(1,633	)(e)				159	(e)
		(253	)(f)				(83	)(f)
		2,072	(g)				2,070	(g)
Net income attributable to Weibo	$253,438	$31,510		$284,948		$239,999	$28,775		$268,774

Diluted net income per share attributable to Weibo	$1.12			$1.25	*	$1.06			$1.18	*

Shares used in computing diluted net income per share attributable to Weibo	226,210	6,753	(h)	232,963		225,995	6,753	(h)	232,748

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$284,948					$268,774
Interest income, net				(29,856)					(23,513)
Income tax expenses				47,399					43,528
Depreciation expenses				11,196					9,147
Adjusted EBITDA				$313,687					$297,936

(a)         To exclude stock-based compensation.

(b)         To exclude amortization of intangible assets.

(c)          To exclude net results of impairment on, gain/loss on sale of and fair value change of investments.

(d)         To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments.

(e)          To exclude non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests.

(f)           To exclude the provision for income tax related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect.

The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications.

For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

(g)         To exclude the amortization of convertible debt issuance cost.

(h)         To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*                 Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2019	2018	2019	2019	2018

Net revenues
Advertising and marketing
Small & medium-sized enterprises and key accounts	$346,541	$338,662	$324,506	$671,047	$615,275
Alibaba	24,119	31,280	16,635	40,754	57,616
Subtotal	370,660	369,942	341,141	711,801	672,891

Value-added service	61,176	56,647	58,036	119,212	103,581
	$431,836	$426,589	$399,177	$831,013	$776,472